

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3234-0123
Expires: October 31, 2004
Estimated average burden hours per response....12.00



08030165

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC Mail Processing
Section

FEB 2 6 2008

Washington, DC
112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-65634

REPORT FOR THE PERIOD BEGINNING ____01/01/07____ AND ENDING ____12/31/07____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Eclypse Securities, LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1200 Ashwood Parkway, Suite 128
                              (No. and Street)
Atlanta   **Georgia**   **30338**
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Curtis I. Noel   **(770) 668-1680**
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
                        (Name – if individual, state last, first, middle name)

2120 Powers Ferry Road, Suite 350   Atlanta   Georgia   30339
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
SEC 1410 (06-02)   unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Curtis I. Noel_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Eclypse Securities, LLC_____, as

of __December 31__ ,__2007__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

ECLYPSE SECURITIES, LLC
Financial Statements
For the Year Ended
December 31, 2007
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Owner
Eclypse Securities, LLC

We have audited the accompanying statement of financial condition of Eclypse Securities, LLC, as of December 31, 2007 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eclypse Securities, LLC, as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 18, 2008
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

ECLYPSE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

		2007
Cash and cash equivalents	$	23,294
Prepaid expense		1,224
Other		6,514
Total assets	$	31,032

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable		1,944
Total Liabilities	$	1,944
MEMBER'S EQUITY		29,088
Total liabilities and member's equity	$	31,032

The accompanying notes are an integral part of these financial statements.

ECLYPSE SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

	2007
REVENUES	
Consulting income from related party	$ 3,000
Interest income	335
Other income	35,000
	38,766
GENERAL AND ADMINISTRATIVE EXPENSES	
Occupancy	6,851
Other operating expenses	10,677
	17,528
NET INCOME	$ 20,807

The accompanying notes are an integral part of these financial statements.

ECLYPSE SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

	2007
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 20,807
Noncash items included in net income:	
Occupancy expense	6,972
Decrease in other assets	200
Increase in prepaid expenses	(6,514)
Increase in accounts payable	1,238
Decrease in advance from owner	(3,594)
NET CASH PROVIDED BY OPERATING ACTIVITIES	19,109
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to owner	(25,000)
NET CASH USED BY FINANCING ACTIVITIES	(25,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,891)
CASH AND CASH EQUIVALENTS:	
Beginning of year	29,185
End of year	$ 23,294
SUPPLEMENTAL CASH FLOW INFORMATION:	
Capital contributions arising from value of office facilities provided by member	$ 6,972

The accompanying notes are an integral part of these financial statements.

ECLYPSE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2007

	Contributed Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2006	$ 86,615	$ (60,306)	$ 26,309
Net income		20,807	20,807
Capital contributions arising from use of office facilities provided by member	6,972		6,972
Distributions to member		(25,000)	(25,000)
Balance, December 31, 2007	$ 93,587	$ (64,499)	$ 29,088

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> The Company is a registered broker dealer organized under the laws of the state of Georgia that began business in February 2003. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and the securities commissions of appropriate states. The Company is wholly owned by Eclypse Ventures, LLC. The Company's primary business is investment banking services.

<u>Cash and Cash Equivalents:</u> The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

<u>Income Taxes:</u> The Company has elected to be taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

<u>Estimates:</u> Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $21,101, which was $16,101 in excess of its required net capital of $5,000.

NOTE C – RELATED PARTIES

All of the Company's consulting revenue earned during 2007 was earned for services rendered to a related company.

The Company shares office facilities and personnel with its owner, Eclypse Ventures, LLC ("Ventures") and another subsidiary of Ventures. Under the expense sharing agreement, Ventures and its other subsidiary provide the Company with certain employees, office premises, furnishings, office equipment and other office expense support. Ventures and its other subsidiary have adequate resources independent of the Company to pay the Company's allocable share of the aforementioned expenses without seeking reimbursement from the Company. However, for financial reporting purposes, $6,973 of the total of $10,459 of such expenses incurred during 2007 were charged to expense and credited to contributed capital in the accompanying financial statements.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE D – RETIREMENT PLAN

The Company has adopted a defined contribution retirement plan with a 401(K) feature covering substantially all employees. Employer contributions are discretionary. There were no discretionary employer contributions for 2007.

NOTE E – CONCENTRATIONS

The Company's revenues earned during 2007 were earned from a single customer that is a related party.

SUPPLEMENTAL INFORMATION

SCHEDULE 1
ECLYPSE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2007

NET CAPITAL:

Total member's equity	$ 29,088
Less nonallowable assets	(7,737)
Less early withdrawal penalty	(250)
Net capital before haircut	21,101
Less haircuts	-
Net capital	21,101
Less required net capital	(5,000)
Excess net capital	$ 16,101
Aggregate indebtedness	$ 1,944
Percentage of aggregate indebtedness to net capital	9.2%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2007

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.

ECLYPSE SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS AND GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

The broker dealer had no subordinated liabilities during 2007.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Owner
Eclypse Securities, LLC

In planning and performing our audit of the financial statements of Eclypse Securities, LLC, for the year ended December 31, 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Eclypse Securities, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

January 18, 2008
Atlanta, Georgia



RUBIO CPA, PC

END